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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 1 October 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To:
Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange NZX Johannesburg Stock Exchange Euronext Deutsche Bank

Date: 1 October 2003

Contact: Ines Watson +44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received yesterday by BHP Billiton Plc in a communication from Old Mutual plc dated 30 August 2003 relating to major interests in shares of BHP Billiton Plc as at 26 September 2003:

"Please find notification pursuant to section 198 of the Companies Act 1985, that, as at 26th September 2003, Old Mutual plc and its direct and indirect subsidiaries, have an interest in 175,201,469 ordinary shares of the company representing 7.10% of the issued share capital. The shares are registered as per the attached schedule."

Registered holdings of BHP Billiton Plc share capital by Old Mutual Companies at 26 September 2003
Total Shares issued	Number of Shares	Company	Registered Holder	% of issued shares
2,468,147,002	94,459,396	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	3.83%
	134,668	Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	402,631	Prudential Portfolio Managers SA (Pty) Ltd (not an Old Mutual Company	Old Mutual Life Assurance Company (South Africa) Ltd	0.02%
	268,384	PeregrineQuant (Pty) Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	140,609	Coronation Fund Managers Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	2,538,073	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA) Limited	0.10%
	41,968,758	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed Fund Client Assets)	1.70%
	108,576	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Omnibon No 13 (Pty) Limited	0.00%
	1,679,383	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	0.07%
	232,849	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	0.01%
	833,851	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) (Pty) Ltd (Managed Fund Client Assets)	0.03%
	39,376	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) Limited	0.00%
	3,705,874	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	0.15%
	11,730,448	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	0.48%
	1,032,406	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	0.04%
	27,935	Quantitive Asset Management	ABSA Nominees	0.00%
	3,217,485	Quantitive Asset Management	Nedbank Nominees Ltd	0.13%
	2,921,495	Quantitive Asset Management	Standard Bank Nominees Ltd	0.12%
	115	Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	0.00%
	627,724	Franklin Templeton/NIB Investments	Nedcor Bank Nominees Ltd	0.03%
	2,277	Old Mutual	Nedcor Bank Nominees	0.00%
	1,972,805	BOE Private Clients	Standard Bank Nominees	0.08%
	43,439	BOE Private Clients	Registered Own Name	0.00%
	1,388,838	BOE Private Clients (NTRAC)	Nedcor Bank Nominees	0.06%
	89,499	BOE Fiduciary	Nedcor Bank Nominees	0.00%
	1,936,848	Mutual & Federal Limited	Mutual & Federal Limited	0.08%
	3,077,844	Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	0.12%
	295,841	Quaystone Ltd	Nedcor Bank Nominees Ltd	0.01%
	324,042	Quaystone Ltd	ABSA	0.01%

	175,201,469			7.10%

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 1 October 2003